EXHIBIT 4.15

DESCRIPTION OF SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

As of February 29, 2024, FAT Brands Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), has registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the following classes of securities:

•Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)
•Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”, and together with the Class A Common Stock”, “Common Stock”)
•Series B Cumulative Preferred Stock, par value $0.0001 per share (“Series B Preferred Stock”)
•Warrants to purchase Class A Common Stock issued on July 16, 2020 (“Warrants”).

The following description of these securities is a summary and does not purport to be complete. The description is subject to and qualified in its entirety by reference to our (i) Second Amended and Restated Certificate of Incorporation, filed on August 16, 2021, and Certificate of Amendment thereto filed on August 24, 2021 (collectively, the “Certificate of Incorporation”), (ii) Certificates of Increase filed on September 15, 2021 and October 28, 2021, which increased the designated shares of Series B Preferred Stock, (iii) Warrant Agency Agreement, dated July 16, 2020, establishing the terms of the Warrants, and (iv) Amended and Restated Bylaws (the “Bylaws”), each of which is filed or incorporated by reference as exhibits to our Annual Report on Form 10-K of which this Exhibit 4.16 is a part.

Description of Class A Common Stock and Class B Common Stock

Voting Rights. Holders of the Class A Common Stock are entitled to cast one vote per share of Class A Common Stock, and holders of the Class B Common Stock are entitled to cast 2,000 votes per share of Class B Common Stock, on all matters that are submitted to a vote or for the consent of the stockholders of the Company. Holders of Class A Common Stock and the holders of Class B Common Stock will at all times vote together as a single class, and holders of the Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the Certificate of Incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend Rights. Holders of Common Stock are entitled share ratably (based on the number of shares of Common Stock held) if and when any dividend is declared by the Board of Directors of the Company out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. No dividend may be paid on one class of Common Stock unless a dividend is paid simultaneously on the other class of Common Stock.

Liquidation Rights. On our liquidation, dissolution or winding up, each holder of our Common Stock will be entitled to a pro rata distribution of any assets available for distribution to holders of our Common Stock, based on the number of shares of Common Stock held.

Other Matters. No shares of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock, including the Series B Preferred Stock, and any series of preferred stock which we may designate in the future. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

Authorized Shares. The Certificate of Incorporation authorizes the issuance of up to (i) 50,000,000 shares of Class A Common, (ii) 1,600,000 shares of Class B Common Stock, and (iii) 15,000,000 shares of preferred stock, par value $0.0001 per share.

Listing. The Class A Common Stock is listed for trading on The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “FAT”, and the Class B Common Stock is listed for trading on NASDAQ under the symbol “FATBB”.

Transfer Agent. VStock Transfer, LLC acts as the transfer agent and registrar of the Common Stock.

Description of Series B Cumulative Preferred Stock

Authorization. We have authorized a total of 11,500,000 shares of Series B Preferred Stock.

Dividends. Holders of the Series B Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors, cumulative cash dividends payable monthly in an amount per share of Series B Preferred Stock equal to $2.0625 per share each year, which is equivalent to 8.25% per annum of the $25.00 liquidation preference per share. Dividends on the Series B Preferred Stock are payable monthly in arrears, beginning with the month ending July 31, 2020. To the extent declared by our Board of Directors, dividends are payable not later than twenty (20) days after the end of each calendar month. Dividends on the Series B Preferred Stock accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared by our Board of Directors.

If the Company fails to make a cash dividend payment with respect to twelve (12) or more consecutive or non-consecutive monthly dividends, the dividend rate on the Series B Preferred Stock will increase to $2.50 per share each year, which is equivalent to 10% of the $25.00 liquidation preference per share.

Right to Elect Two Directors Upon Nonpayment. If the Company fails to make a cash dividend payment with respect to eighteen (18) or more consecutive or non-consecutive monthly dividends (a “Dividend Nonpayment”), the holders of the Series B Preferred Stock, voting as a separate class, are entitled to vote for the election of two additional directors to serve on our Board of Directors until all dividends that are owed have been paid. Under these provisions, the authorized number of directors on our Board of Directors shall, at the next annual meeting of stockholders or at a special meeting of stockholders as provided below, automatically be increased by two and holders of shares of Series B Preferred Stock, voting together as a single class, shall be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, to vote for the election of a total of two additional members of the Board of Directors (the “Preferred Stock Directors”); provided that the election of any such Preferred Stock Directors will not cause the Company to violate the corporate governance requirements of NASDAQ (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that such Preferred Stock Directors may not be subject to any “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualifying Event”), except for a Disqualifying Event covered by Rule 506(d)(2) or (d)(3). In the event of a Dividend Nonpayment, the holders of at least 25% of the shares of Series B Preferred Stock may request that a special meeting of stockholders be called to elect such Preferred Stock Directors; provided, however, to the extent permitted by our bylaws, if the next annual or a special meeting of stockholders is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Stock Directors shall be included in the agenda for, and shall be held at, such scheduled annual or special meeting of stockholders. The Preferred Stock Directors shall stand for reelection annually, at each subsequent annual meeting of the stockholders, so long as the holders continue to have such voting rights. At any meeting at which the holders are entitled to elect Preferred Stock Directors, the holders of record of at least one-third of the then outstanding shares of Series B Preferred Stock, present in person or represented by proxy, shall constitute a quorum and the vote of the holders of record of a majority of such shares of Series B Preferred Stock so present or represented by proxy at any such meeting at which there shall be a quorum shall be sufficient to elect the Preferred Stock Directors. If and when all accumulated and unpaid dividends on Series B Preferred Stock have been paid in full (a “Nonpayment Remedy”), the holders shall immediately and, without any further action by us, be divested of the voting rights described in this section, subject to the revesting of such rights in the event of each subsequent Dividend Nonpayment. If such voting rights for the holders shall have terminated, the term of office of each Preferred Stock Director so elected shall terminate at such time and the authorized number of directors on the Board of Directors shall automatically decrease by two. Any Preferred Stock Director may be removed at any time, with or without cause, by the holders of a majority in voting power of the outstanding shares of Series B Preferred Stock then outstanding when they have the voting rights described in this section. In the event that a Dividend Nonpayment shall have occurred and there shall not have been a Nonpayment Remedy, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Dividend Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, except in the event that such vacancy is created as a result of such Preferred Stock Director being removed or if no Preferred Stock Director remains in office, such vacancy may be filled by a vote of the holders of a majority in voting power of the outstanding shares of Series B Preferred Stock then outstanding when they have the voting rights described above; provided that the election of any such Preferred Stock Directors to fill such vacancy will not cause the Company to violate the corporate governance requirements of NASDAQ (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote.

Voting Rights. In addition to the voting rights discussed above, so long as any shares of Series B Preferred Stock are outstanding and remain unredeemed, the Company may not, without the vote or consent of the holders of a majority of the Series B Preferred Stock: (i) engage in a merger, consolidation or share exchange that materially and adversely affects the rights, preferences or voting power of the Series B Preferred Stock, unless shares of Series B Preferred Stock are converted into or exchanged for (A) cash equal to or greater than the applicable redemption price per share or (B) preferred shares of the surviving entity having rights, preferences and privileges that are materially the same as those of the Series B Preferred Stock; (ii) amend the provisions of the Certificate of Incorporation establishing the Series B Preferred Stock to materially and adversely affect the rights, preferences or voting power of Series B Preferred Stock; or (iii) declare or pay any junior dividends or repurchase any junior securities during any time that all dividends on the Series B Preferred Stock have not been paid in full in cash.

Call Feature. We may, at our option, redeem the Series B Preferred Stock, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to the date of redemption and a redemption premium. The redemption premium will initially be set at 10% of the $25.00 liquidation preference per share, and will decrease by two percentage points per year on each anniversary of the initial issuance date until it terminates on the five-year anniversary of the initial issuance date (July 16, 2025).

Liquidation Preference of Series B Preferred Stock. If we liquidate, dissolve or wind up, or undergo a “change of control” (as defined below), holders of the Series B Preferred Stock will have the right to receive $25.00 per share, plus all accumulated, accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment, before any payments are made to the holders of our Common Stock or to the holders of equity securities the terms of which provide that such equity securities will rank junior to the Series B Preferred Stock. The rights of holders of Series B Preferred Stock to receive their liquidation preference also are subject to the proportionate rights of our Series A Fixed Rate Cumulative Preferred Stock and any other class or series of our capital stock ranking in parity with the Series B Preferred Stock as to liquidation. For purposes of these provisions, a “change of control” shall mean: (i) any sale, lease, or transfer, exclusive license or other dispositions (or series of sales, leases, transfers, exclusive licenses or other dispositions) of all or substantially all of the assets of the Company and its subsidiaries; (ii) any sale, transfer or issuance (or series of sales, transfers or issuances) of capital stock by the Company or the holders of Common Stock (or other voting stock of the Company) that results in the inability of the beneficial holders of Common Stock (or other voting stock of the Company) immediately prior to such sale, transfer or issuance to designate or elect a majority of the Board of Directors (or its equivalent) of the Company; or (iii) any merger, consolidation, recapitalization or reorganization of the Company with or into another Person (whether or not the Company is the surviving corporation) that results in the inability of the beneficial holders of Common Stock (or other voting stock of the Company) immediately prior to such merger, consolidation, recapitalization or reorganization to designate or elect a majority of the Board of Directors (or its equivalent) of the resulting entity or its parent company; provided, that a “change of control” shall not include a change in the beneficial or record holders of Common Stock or voting rights in the Company resulting or arising from one or more transactions by which the owners of any entity that is a stockholder of the Company directly receive or are issued Common Stock of the Company in lieu of their ownership in such entity, whether upon dissolution, liquidation or reorganization of such entity, or by merger, acquisition or other business combination transaction involving such entity and the Company or any of its subsidiaries.

Ranking. The Series B Preferred Stock, with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, ranks:

●	senior to our Common Stock and any other class of equity securities the terms of which provide that such equity securities will rank junior to the Series B Preferred Stock;
●	junior to any equity securities the terms of which provide that such equity securities will rank senior to the Series B Preferred Stock, and to all of our existing and future debt, including, prior to conversion of such debt, any debt convertible into our equity securities; and
●	on a parity with any equity securities the terms of which provide that such equity securities will rank without preference or priority over the other.

Exchange Listing. The Series B Preferred Stock is listed for trading on NASDAQ under the symbol “FATBP.”

Information Rights. During any period in which we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of our Series B Preferred Stock are outstanding, we will (i) transmit by mail to all holders of the Series B Preferred Stock, copies of the annual reports and quarterly reports that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to those sections (other than any exhibits that would have been required) and (ii) promptly upon written request, make available copies of such reports to any prospective holder of Series B Preferred Stock. We will mail the reports to the holders of Series B Preferred Stock within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Transfer and Dividend Paying Agent. VStock Transfer, LLC acts as the transfer and dividend payment agent and registrar in respect of the Series B Preferred Stock.

Description of Warrants

Form. The Warrants were issued under a Warrant Agency Agreement between the Company and VStock Transfer, LLC, as warrant agent (the “Warrant Agent”). The material terms and provisions of the Warrants are summarized below, but the following description is subject to, and qualified in its entirety by, the Warrant Agency Agreement and form of Warrant.

Exercisability. The Warrants are currently exercisable and may be exercised at any time up to five (5) years from the date of original issuance, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of Class A Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). No fractional shares of Class A Common Stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will, at our option, either (i) pay the holder an amount in cash equal to the fractional amount multiplied by the market value of a share of Class A Common Stock or (ii) round up to the next whole share. The holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% or 9.99% of the number of shares of our Class A Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

Cashless Exercise. If, at any time during the term of the Warrants, the issuance of shares of our Class A Common Stock upon exercise of the Warrants is not covered by an effective registration statement, the holder is permitted to effect a cashless exercise of the Warrants (in whole or in part) by having the holder deliver to us a duly executed exercise notice, canceling a portion of the Warrant in payment of the purchase price payable in respect of the number of shares of our Class A Common Stock purchased upon such exercise.

Failure to Timely Deliver Shares. If we fail to deliver to the investor a certificate representing shares issuable upon exercise of a Warrant by the third trading day after the exercise date as required by the Warrant, and if the investor purchases the shares of our Class A Common Stock after that third trading day to deliver in satisfaction of a sale by the investor of the underlying Warrant shares that the investor anticipated receiving from us, then, within three trading days of receipt of the investor’s request, we, at the investor’s option, will either (i) pay cash to the investor in an amount equal to the investor’s total purchase price (including brokerage commissions, if any) for the shares of Class A Common Stock purchased less the exercise price (as described below), or the buy-in price, at which point our obligation to deliver the Warrant (and to issue the underlying Class A Common Stock) will terminate, (ii) reinstate the portion of the Warrant and equivalent number of Warrant shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or (iii) promptly honor our obligation to deliver to the investor a certificate or certificates representing the underlying Class A Common Stock and pay cash to the investor in an amount equal to the excess (if any) of the buy-in price over the product of (A) the number of shares of Class A Common Stock, times (B) the per share closing price of our Class A Common Stock on the date of the event giving rise to our obligation to deliver the certificate.

Exercise Price. Each Warrant represents the right to purchase one share of Class A Common Stock at an exercise price which was originally set at $5.00 per share, subject to adjustment as described below. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Class A Common Stock, and upon any distributions of assets, including cash, stock or other property to our stockholders, in each case occurring after the date of issuance of the Warrants. As of February 24, 2023, the Warrant exercise price, as adjusted, was $3.1359 per share.

Exchange Listing. The Warrants are listed for trading on NASDAQ under the symbol “FATBW.” The shares of Class A Common Stock underlying the Warrants are listed for trading on NASDAQ under the symbol “FAT.”

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our Class A Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of our Class A Common Stock, including any voting rights, until the holder exercises the Warrant.

Governing Law and Jurisdiction. The Warrant Agency Agreement provides that the validity, interpretation, and performance of the Warrants and the Warrant Agency Agreement will be governed by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. In addition, the Warrant Agency Agreement provides that any action, proceeding or claim against the Company arising out of or relating to the Warrants or the Warrant Agency Agreement must be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. However, we do not intend that the foregoing provisions would apply to actions arising under the Securities Act of 1933, as amended, or the Exchange Act.

Warrant Agent. VStock Transfer, LLC acts as our Warrant Agent and transfer agent for the Warrants.